UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
X	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ________________ to ______________

Commission File Number 001-14273

Full title of the plan and the address of the plan, if different from that of the issuer named below:

CORE LABORATORIES PROFIT SHARING AND RETIREMENT PLAN
6316 Windfern Road
Houston, Texas 77040

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Core Laboratories N.V.
Herengracht 424
1017 BZ Amsterdam
The Netherlands

REQUIRED INFORMATION

The Core Laboratories Profit Sharing and Retirement Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974, also known as ERISA.

ITEM 4. As permitted by the U.S. Securities and Exchange Commission Rules, Items 1, 2, and 3 of this Annual Report on Form 11-K have been omitted, and the following financial statements of the Plan, notes to such financial statements, and the Report of Independent Registered Public Accounting Firm on such financial statements are being filed in this Report in accordance with ERISA reporting requirements:

    Report of Independent Registered Public Accounting Firm
    Statements of Net Assets Available for Benefits at December 31, 2008 and 2007
    Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008
    Notes to Financial Statements as of December 31, 2008 and 2007
    Schedule H, Line 4i - Schedule of Assets (Held at End of Year), as of December 31, 2008

The Independent Registered Public Accounting Firm's Consent to the incorporation by reference of these financial statements in the Registration Statement on Form S-8 (No. 333-73772, 333-73774), which pertains to the Core Laboratories Profit Sharing and Retirement Plan, is being filed as Exhibit 23.1 to this Annual Report on Form 11-K.

CORE LABORATORIES

PROFIT SHARING AND RETIREMENT PLAN

DECEMBER 31, 2008 and 2007

INDEX TO FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

* All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because the schedules are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of Core Laboratories Profit Sharing and Retirement Plan:

We have audited the accompanying Statements of Net Assets Available for Benefits of the Core Laboratories Profit Sharing and Retirement Plan (the "Plan") as of December 31, 2008 and 2007 and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Ham, Langston & Brezina L.L.P.

Houston, Texas

June 26, 2009

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CORE LABORATORIES

PROFIT SHARING AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS
Cash, non-interest bearing	$ 22,051	$ 243,007

Investments, at fair value:
Money market funds	38,573	43,835
Life insurance contract	38,305	38,305
Common collective trust	15,128,138	14,658,406
Core Laboratories N.V. Common Stock	19,081,333	37,162,694
Registered investment companies (mutual funds)	42,720,074	61,625,484
Participant loans	2,145,208	2,250,758

	79,151,631	115,779,482

Receivables:
Participants contributions	176,832	151,236
Employer contributions	1,390,635	82,503
Other	71,242	75,900

	1,638,709	309,639

Total assets	80,812,391	116,332,128

LIABILITIES
Other payables	64,930	341,910

Total liabilities	64,930	341,910

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	80,747,461	115,990,218

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	725,564	102,885

NET ASSETS AVAILABLE FOR BENEFITS	$ 81,473,025	$ 116,093,103

The accompanying notes are an integral part of these financial statements.

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CORE LABORATORIES

PROFIT SHARING AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2008

Investment income (loss):
Interest and dividend income	$ 3,443,712
Net depreciation in fair value of investments	(44,430,858)

Total investment income (loss), net	(40,987,146)

Contributions:
Participant	5,519,626
Employer	5,049,054
Participant rollovers	252,992

Total contributions	10,821,672

Total investment loss and contributions	(30,165,474)

Deductions from net assets attributed to:
Withdrawals and retirement benefits	5,165,929
Administrative expenses	189,164

Total deductions	5,355,093

Net decrease in net assets available for benefits before transfers from merged plan	(35,520,567)

Transfers from merged plan	900,489

Net decrease in net assets available for benefits:	(34,620,078)

Net assets available for benefits, beginning of year	116,093,103

Net assets available for benefits, end of year	$ 81,473,025

The accompanying notes are an integral part of these financial statements.

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CORE LABORATORIES

PROFIT SHARING AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008 and 2007

1. SUMMARY OF SIGNIFICANT PLAN PROVISIONS

The Core Laboratories Profit Sharing and Retirement Plan (the "Plan" or "Core Lab Plan") is sponsored by an entity (the "Company") wholly owned by Core Laboratories N.V. and was established through its predecessor entity, Core Laboratories, Inc. effective October 1, 1994. The following brief description of the Plan provides only general information. Participants should refer to the summary plan description or Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and the Internal Revenue Code (the "Code").

Plan Amendments

Effective January 1, 2008, the Plan was amended to merge the Temco, Inc. 401(k) Plan into the Plan. The net assets transferred into the Plan consist of participant balances totaling $900,489. Affected participants became eligible to participate in the Plan, subject to the provisions of the Plan document.

Plan Administrator and Trustee

An administrative committee appointed by the Company is the Plan administrator as defined under ERISA. The 401K Company (the "Recordkeeper") has been contracted to provide administration services for the Plan, including maintaining the Plan's participant account balances. Austin Trust Company (the "Trustee") is the trustee of all investments held by the Plan. The management companies that issue securities are custodians of the mutual fund investments and the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation is custodian of Core Laboratories N.V. common stock ("Company Common Stock").

Eligibility

Substantially all of the Company's employees are eligible to participate in the Plan. For most eligible employees, participation may commence upon the later of the first day of the calendar quarter coincident with or following such eligible employee's date of hire or the date on which such employee attains the age of 21. However, certain designated classes of employees must satisfy a service requirement of either six months or 1,000 hours of service during a Plan year before becoming eligible to participate.

Contributions

The Plan allows each participant to make pre-tax contributions of up to 60% of his or her compensation, as defined by the Plan, up to the statutory limit of $15,500 for 2008. The Plan also allows participants who attained age 50 before the close of the Plan year to contribute an additional "catch-up" contribution as permitted under the Code. The Company may, in its discretion, make matching contributions equal to a designated percentage of each participant's pre-tax contributions, up to a maximum of a designated percentage of the participant's compensation. In addition, the Company may, in its discretion, make an additional discretionary contribution for a Plan year with respect to each participant who has completed one year of service (as defined by the Plan) and is employed by the Company on the last day of such Plan year. During 2008 and 2007, the Company made matching contributions in accordance with the Plan provisions up to a maximum of 4% of the participants' compensation. In addition, the Company made discretionary contributions for 2008 and 2007 Plan years equal to 2% of the base compensation of the participants eligible to share in the contribution. Such discretionary contribution was allocated to those eligible participants based upon a formula which included the employee's compensation and weighted average years of service, in accordance with the terms of the Plan document.

The application of certain rules and restrictions under the Code may require that a portion of the contributions from certain highly compensated employees, as well as a portion of the corresponding Company matching contributions, be refunded in order to comply with the Code.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching contribution, allocations of any additional Company contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are generally based on participant earnings or account balances, as applicable, in accordance with the terms of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Vesting

Participants are fully vested in their contributions and related earnings/losses. Participants vest in Company matching and discretionary contributions and the related investment earnings or losses at the rate of 20% for each completed year of service (as defined by the Plan). A participant becomes fully vested in Company contributions and related earnings/losses if such participant, while employed by the Company, becomes totally and permanently disabled, attains normal retirement age, or dies.

Investment Program

Participants may direct the investment of their contributions, the Company's matching contributions, and any additional Company contributions in any of ten mutual funds, one collective trust fund and Company Common Stock.

Contributions may be invested in one fund or divided among two or more funds. Participants may transfer some or all of the balances out of any fund into one or any combination of the other funds on a daily basis. Participants can also choose from four Asset Allocation Models: Conservative Model; Moderate Model; Moderate Aggressive Model or Aggressive Model, each of which represents a designated blend of the available mutual funds. Participants who select one of the Asset Allocation Models can also choose to invest a portion of their account balances in Company Common Stock.

Administrative Expenses

The Plan pays substantially all administrative expenses. For 2008, expenses were comprised of approximately $68,000 for record keeper fees, $85,000 for broker fees, $22,000 for attorney fees, and $12,500 for audit fees. Additionally, the Company provides various other operational and administrative services to the Plan for which the costs are incurred directly by the Company. These expenses are not included in the Plan's financial statements. Any such expenses not paid by the Company are paid by the Plan and are included in the Plan's financial statements.

Participant Loans

The Plan permits participants to borrow a minimum of $1,000 and up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balances in the Plan. Loans bear interest ranging from 4.96% to 9.13% and 5.94% to 9.22% for the years ended December 31, 2008 and 2007, respectively. Loans are repaid through payroll deductions over a period not to exceed five years and are collateralized by the vested balance in the participant's account.

Payment of Benefits and Forfeitures

Upon termination of employment, death, or retirement, a participant, or the participant's estate in the case of death, may elect to receive a distribution equal to the participant's vested interest in his or her Plan account balance. A participant may elect an in-kind distribution of the portion of his or her vested account balance that is invested in Company Common Stock.

A participant may make an in-service withdrawal from his or her vested account balance at age 59 1/2. Subject to satisfying the applicable requirements of the Code, a participant also may make an in-service withdrawal from his or her pre-tax contributions in the event of financial hardship, although such participant will be suspended from making additional pre-tax contributions to the Plan for a period of six months. A participant can withdraw his or her rollover contributions, if any, from the Plan without being suspended from making additional pre-tax contributions to the Plan.

Upon a participant's termination of employment, any unvested Company contributions and the related investment earnings or losses will be forfeited. Subject to certain conditions, a participant who returns to employment within five years from his or her previous termination date is entitled to have his or her forfeited account balance restored. Forfeitures, net of amounts restored, are used to reduce future Company contributions under the Plan or to pay Plan expenses. During 2008, forfeitures of $147,214 were used to reduce Company contributions by $88,050 and $59,164 were used to pay Plan fees. At December 31, 2008, forfeitures of $100,252 were available to reduce future Company contributions or to pay Plan expenses.

Priorities Upon Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the net assets of the Plan will be allocated and distributed among the participants and beneficiaries of the Plan in accordance with ERISA and the terms of the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Distributions to participants are recorded when paid.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-1-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation

Common stock and mutual fund securities are valued at fair value. Common stock values are based on their quoted market prices. Investments in registered investment companies (shares of mutual funds) are valued using quoted market prices which represent the net asset values of shares held by the Plan at year-end. The Plan's interest in the common collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. Participant loans are carried at original loan principal balance, less principal repayments, which approximates fair value. Cash is stated at account value. Investments in life insurance policies are recorded at the cash surrender value of the life insurance policies, as determined by the issuer of the insurance policy, which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-divided date.

Investment Income

Investment income includes the net depreciation in the fair value of the Plan's fair value investments, consisting of realized and unrealized gains and losses. Dividend and interest income from investments are recorded as earned and allocated to participants based upon their proportionate share of assets in each investment fund.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the financial statements and the reported amount of net assets available for benefits and changes therein. We evaluate our estimates on an ongoing basis and utilize our historical experience, as well as various other assumptions that we believe are reasonable in a given circumstance, in order to make these estimates. Actual results could differ from our estimates, as assumptions and conditions change.

Benefit Payments

Benefits are recorded when paid.

3. INVESTMENTS

The following table presents investments that represent five percent or more of the Plan's net assets available for benefits as of December 31, 2008 and 2007.
	2008	2007

Company Common Stock	$ 19,081,333	$ 37,162,694
Amvescap Stable Value Fund	15,128,138	14,658,406
Washington Mutual Investors Fund - Class A	8,995,911	12,222,586
PIMCO Total Return Fund - Class A	7,397,993	6,650,214
The Growth Fund of America - Class A	5,999,072	9,204,031
EuroPacific Growth Fund - Class A	5,121,844	8,239,482
Franklin Balance Sheet Investment Fund - Class A	4,115,813	6,165,578

During the year ended December 31, 2008, the Plan's investments (including realized gains and losses on investments bought and sold, as well as held during the year) depreciated in fair value as follows:
Registered investment companies (mutual funds)	$ (24,753,928)
Company Common Stock	(19,676,930)

Net reduction in fair value of investments	$ (44,430,858)

4. FAIR VALUE MEASUREMENTS

On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157 ("SFAS 157") Fair Value Measurements for financial assets and liabilities. This standard introduces a new definition of fair value, a fair value hierarchy and new disclosures of assets and liabilities measured at fair value. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (exit price) regardless of whether an observable liquid market price exists. SFAS 157 establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels. The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

  Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities in active or inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

  Level 3 includes unobservable inputs which reflect the reporting entity's estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methods used for assets measured at fair value at December 31, 2008.

Mutual funds: The fair value of these securities are based on observable market quotations and are priced on a daily basis at the close of business.

Common stocks: The fair value of these securities are based on observable market quotations and are priced on a daily basis at the close of business.

Money market funds: The fair value of these securities are based on observable market quotations and are priced on a daily basis at the close of business.

Common collective trusts: The fair value of the investments in the common collective trust is determined based on the fair value of the underlying securities within the fund, which represents the net asset value of the shares held by the Plan at year end.

Life insurance contracts: The fair value of these contracts are based on the cash surrender value of the contracts.

Participant Loans: Participant loans are valued at their outstanding balances, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuations methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets measured at fair value on a recurring basis as of December 31, 2008 (amounts in thousands of dollars):

		Fair Value Measurement at December 31, 2008
	Total	Level 1	Level 2	Level 3
Assets:
Mutual funds	$ 42,720,074	$ 42,720,074	$ -	$ -
Company Common Stock	19,081,333	19,081,333	-	-
Money market	38,573	38,573	-	-
Common collective trust	15,128,138	-	15,128,138	-
Participant loans	2,145,208	-	-	2,145,208
Life insurance contract	38,305	-	-	38,305
Total	$ 79,151,631	$ 61,839,980	$ 15,128,138	$ 2,183,513

The following table presents the changes in fair value of the Plan's Level 3 investment assets:
	Life Insurance Contract	Participant loans	Total
Balance at January 1, 2008	$ 38,305	$2,250,758	$2,289,063
Realized, unrealized gains and losses, fund transfers, (net)	-	-	-
Purchases, sales issuances and settlements (net)	-	(105,550)	(105,550)
Balance at December 31, 2008	$ 38,305	$2,145,208	$2,183,513

Common Collective Trust

At December 31, 2008 and 2007, the Plan was invested in a fully benefit-responsive common collective trust with Invesco National Trust Company ("Invesco"). Invesco maintains the contributions in a general account within its Invesco Stable Value Trust (the "Trust").

The common collective trust is fully benefit-responsive, therefore contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the common collective trust. Contract value, as reported to the Plan by Invesco, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The Trust invests primarily in investment contracts from high-quality insurance companies or banks that serve to substantially offset the price fluctuations in the underlying investments caused by movements in interest rates. The investment contract obligates the provider to maintain the "contract value" of the underlying investments. The contract value is generally equal to the principal amounts invested in the underlying investments, plus interest accrued at a crediting rate established under the contract, less any adjustments for withdrawals. The investment contract provides that the adjustments to the interest crediting rate will not result in a future interest crediting rate that is less than zero. This ensures that participants' principal and accrued interest will be protected.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the common collective trust at December 31, 2008 and 2007 is $15,128,138 and $14,658,406. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. The crediting interest rate for the year ended December 31, 2008 and 2007 was 3.34% and 4.27%, respectively. Such interest rates are reviewed on a quarterly basis. The average yield for the year ended December 31, 2008 and 2007 was 6.45% and 5.33%, respectively.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan or do not meet the contract issuer's underwriting criteria for issuance of a clone contract, (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, or (5) the employer elects to withdraw from a contract in order to switch to a different investment provider. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable.

5. RISKS AND UNCERTAINTIES

The Plan provides for various investments in a collective trust fund, mutual funds and Company Common Stock. Investment securities, in general, are exposed to various risks, such as interest rate, foreign exchange, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and the amounts reported in participant accounts.

6. FEDERAL INCOME TAX STATUS

The Plan received a favorable determination letter dated July 25, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since filing for this determination letter. However, the Plan administrator believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code.

7. PARTY-IN-INTEREST TRANSACTIONS

The Plan provides for investment in shares of Company Common Stock and the Plan invests in participant loans. These transactions qualify as party-in-interest transactions. These transactions are exempt from the ERISA prohibited transaction rules; consequently, these transactions are permitted.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2008 and 2007, as reflected in these financial statements, to the amounts reflected in the Plan's Form 5500:
	2008	2007

Net assets available for benefits as reported
in the financial statements	$ 81,473,025	$ 116,093,103
Less: Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(725,564)	(102,885)
Net assets available for benefits as reported
in the Form 5500	$ 80,747,461	$ 115,990,218

The following is a reconciliation of the net decrease in net assets available for benefits for the year ended December 31, 2008, as reflected in these financial statements, to the amounts reflected in the Plan's Form 5500:
Net decrease in net assets available for benefits as reported in the financial statements	$ (34,620,078)
Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	102,885
Current year adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(725,564)
Net decrease in net assets available for benefits as reported in the Form 5500	$ (35,242,757)

9. SUBSEQUENT EVENTS

Effective January 1, 2009 the Company changed the Plan's trustee to Charles Schwab Trust Company.

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SUPPLEMENTAL SCHEDULE

SCHEDULE H, line 4i

CORE LABORATORIES

PROFIT SHARING AND RETIREMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2008

Plan Number: 001

EIN: 76-0446294

(a)	(b) Identity of Issuer, Borrower, Lessor or Other Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	*** (e) Current Value

**	Core Laboratories N.V. *	Common Stock - Core Laboratories N.V.	$ 19,081,333
**	Invesco National Trust Company	Common Collective Trust - Amvescap Stable Value Fund	15,128,138
**	American Funds	Mutual Fund - Washington Mutual Investors Fund - Class A	8,995,911
**	PIMCO Funds	Mutual Fund - PIMCO Total Return Fund Class A	7,397,993
**	American Funds	Mutual Fund - The Growth Fund of America - Class A	5,999,072
**	American Funds	Mutual Fund - EuroPacific Growth Fund - Class A	5,121,844
**	Franklin Templeton Investments	Mutual Fund - Franklin Balance Sheet Investment Fund - Class A	4,115,813
	The Vanguard Group	Mutual Fund - Vanguard 500 Index Fund	3,239,216
	Lord Abbett & Company	Mutual Fund - Lord Abbett Developing Growth Fund - Class A	2,528,888
	Participant Loans *	Interest rates ranging from 4.96% to 9.13% with varying maturity dates	2,145,208
	Cohen & Steers Funds	Mutual Fund - Cohen & Steers Realty Shares	1,978,093
	Lazard Funds	Mutual Fund - Lazard Emerging Markets	1,733,582
	Invesco AIM	Mutual Fund - AIM International Small Company Fund - Class A	1,609,662
	Conseco Life Insurance Company	Life Insurance Policies - Cash surrender value	38,305
	Federated Securities Corp.	Money Market Fund - Federated Capital Reserves	36,978
	American Funds	Money Market Fund - Cash Management Trust of America	1,595
		Total assets held for investment purposes	$ 79,151,631

* Represents a party-in-interest transaction.

** Represents investments comprising at least 5% of net assets available for benefits.

*** Cost information is not presented because all investments are participant directed.

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SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CORE LABORATORIES
PROFIT SHARING AND RETIREMENT PLAN

	By:	Administrative Committee of the
Core Laboratories Profit Sharing and
Retirement Plan

Date: June 26, 2009	By:	/s/ Richard L. Bergmark
Richard L. Bergmark
Administrative Committee Member,
Core Laboratories Profit Sharing and
Retirement Plan

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INDEX TO EXHIBITS

Exhibit
Number	Description

23.1	Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm - Ham, Langston & Brezina L.L.P.

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EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-73772, 333-73774) of Core Laboratories N.V. of our report dated June 26, 2009 relating to the financial statements of Core Laboratories Profit Sharing and Retirement Plan, which appears in this Form 11-K.

/s/ Ham, Langston & Brezina L.L.P.

Houston, Texas

June 26, 2009

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